



RECEIVED
17 Jan 2003

Certain information in this agreement has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

iPass

iPass Inc.

SOLUTION PARTNER RESELLER AGREEMENT

THIS SOLUTION PARTNER RESELLER AGREEMENT ("**Agreement**") is entered into and agreed upon as of this 24TH day of OCTOBER, 2002 (the "**Effective Date**") by and between IPASS INC., having a principal place of business at 3800 Bridge Parkway, Redwood Shores, CA 94065 ("**iPass**"), and **Infotel Technologies Pte Ltd.**, having a principal place of business at 9 TAI SENG DRIVE #02-01 HESHE BUILDING, SG 535227 ("**Customer**"). This Agreement is comprised of the first page hereof (the "**Order Form**"), and the attachment titled Terms and Conditions together with the Exhibits attached thereto ("**Terms and Conditions**"). Capitalized terms used in this Agreement shall be defined as set forth herein or in the Terms and Conditions.

Service Rate Plan (All pricing in US Dollars)

The Initial Term of the Agreement is **two (2) years + the Implementation Period.**

The Implementation Period begins on the Effective Date and ends at the end of the calendar month containing the Effective Date.

The fees for the Service are as set forth in **Exhibit A.**

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

CUSTOMER: INFOTEL TECHNOLOGIES (PTE) LTD	IPASS INC.:
By: [signature] Authorized Signature	By: [signature] Authorized Signature
JAMES HAN Printed Name	Ken Deman Printed Name
MANAGING DIRECTOR Title:	Pres. + CEO Title:

Address/individual to receive notices, if different from the Legal Department at the above address:
Attention:__________
Address:__________

TERMS AND CONDITIONS

This Agreement, and the Services and Software provided hereunder, shall be subject to the following terms and conditions.

1. DEFINITIONS

1.1 "Business Entity" means a business entity that acquires Services from Customer for use by its employees and contractors.

1.2 "Business Entity Implementation Period" shall mean the period up to three (3) full calendar months in length following the placement of the applicable Business Entity order, as indicated in the order placed by Customer for a particular Business Entity.

1.3 "Business Entity Minimum Commitment" shall mean the separate minimum dollar amount for a specific Business Entity to be paid by Customer monthly for such Business Entity's Business Entity Term, as indicated in the order placed by Customer for such Business Entity.

1.4 "Business Entity Term" shall mean, for each Business Entity, a period beginning at the beginning of the Business Entity Implementation Period and ending no less than twelve (12) months following the expiration of the Business Entity Implementation Period, as indicated in the order placed by Customer for such Business Entity.

1.5 "Client Software" means the machine executable version(s) of the client software code, including any Updates thereto, that iPass provides Customer hereunder to enable Customer's End Users to use the Service. The Client Software currently consists of iPassConnect™.

1.6 "Combined Usage" shall mean the actual usage of the iPass Managed Access service authenticated by Customer or Users plus the iPass Corporate Access Service authenticated by Customer or Users.

1.7 "Confidential Information" means any confidential or proprietary information of a party that is disclosed to the other party and that is identified in writing as confidential or proprietary, or that by its overall nature would reasonably be deemed to be confidential or proprietary to the disclosing party. With respect to iPass, Confidential Information includes, but is not limited to, the Software, the terms of this Agreement, and any technical documentation, specifications, or other information about the Service or iPass' business practices that iPass provides Customer under this Agreement whether or not identified as confidential or proprietary. With respect to Customer, Confidential Information includes, but is not limited to, information about Customer's business practices that Customer provides to iPass under this Agreement.

1.8 "Detailed Usage Data" means call-detail data collected by iPass and provided to Customer, including End User identification, the location from which the End User established a connection, length of session, and applicable billing rate.

1.9 "Discount" and "Discount on Annual and One Time Fees" shall have those meaning set forth in Section 1.1 of Exhibit A.

1.10 "End Users" means Customer's employees and contractors, Individual Users and Business Entity's employees and contractors.

1.11 "GBR" means global broadband roaming and refers to the broadband component of the Services.

1.12 "Implementation Period" shall mean that period at the beginning of the Initial Term, as defined in Section 6.1, the length of which is set forth in the Order Form.

1.13 "Individual User" means an individual who acquires Services from Customer.

1.14 "iPass Corporate Access" or **"Corporate Access"** is iPass' remote Internet access service for individual Business Entities serviced by Customer. iPass Corporate Access offers a set of corporate customizations and services as defined in the Exhibit A. iPass charges Customer fees for each Business Entity as well as metered usage of the POPs.

1.15 "iPass Managed Access" or **"Managed Access"** is iPass' remote Internet access service accessed using Server Software for a single Customer realm (domain). All usage by End Users of this service is invoiced to Customer collectively and End Users use common Client Software and Phonebook.

1.16 "iPass Web Content" means the information and other content iPass provides for Customer to use in developing its web sites or web pages related to the Service.

1.17 "Phonebook" means the list of POPs, scripts and other local access information integrated by iPass into the Client Software as updated by iPass from time to time.

1.18 "POPs" means local Internet points of presence to which an End User connects via the Client Software. The POPs are generally operated by local internet service providers that have entered into service agreements with iPass.

1.19 "Server Software" means the machine-executable version of the server software code, including any Updates thereto, that iPass provides Customer hereunder to enable Customer to permit its Users to use the Service. The Server Software currently consists of RoamServer™ and NetServer™ if and only if Customer elects a service which requires NetServer.

1.20 "Service" means iPass' proprietary remote Internet access service that permits End Users to connect to and use the Internet via POPs and any other services offered in connection therewith under this Agreement (including but not limited to the iOQ Service, if elected).

1.21 "Software" means the Client Software and Server Software, as well as associated end user documentation.

1.22 "Update" means an updated, revised, or enhanced version of the Software that iPass provides to Customer as part of the technical support services under Exhibit B.

1.23 "Usage Discount" shall have that meaning set forth in Section 1.1 of Exhibit A.

1.24 "User" means Individual Users or Business Entities.

1.25 "User Agreement" means a written agreement between Customer and a User, containing terms and conditions at least as protective of iPass and its suppliers as the terms and conditions set forth in Exhibit C.

1.26 "Wired Broadband" means an Ethernet connection to always open, high bandwidth connection to the Internet.

1.27 "Wireless Broadband" or "WiFi" means an 802.11b connection to an always open, high bandwidth connection to the Internet.

2. SERVICES

2.1 General. During the Term, iPass will make the Service available to Customer for the fees and on the terms set forth in this Agreement. iPass will designate an account team to respond to inquiries of Customer regarding the Services.

2.2 Resale Services. Subject to the terms and conditions of this Agreement, iPass appoints Customer as a nonexclusive reseller for resale of the Services to Customer's Users. In addition, subject to the terms and conditions of this Agreement, Customer shall have the nonexclusive right to permit Business Entities to provide such Services solely to Business Entities' employees and contractors solely for their own personal use or for the benefit of the applicable Business Entity.

2.3 Software Delivery and Installation. iPass will make the Software available to Customer electronically. Customer is responsible for installing the Software and will reasonably cooperate, and require its Business Entities to reasonably cooperate, in the deployment of the Service to Customer's Users and the performance maximization of the Services within Customer's and its Business Entities' environments. If Customer has purchased installation support for the Software, the applicable fees for such support are indicated in Exhibit A and Exhibit B.

2.4 Phonebooks. In providing Internet connectivity to End Users, Customer may not integrate other POPs with the iPass POPs and may not remove any iPass POPs from the Phonebook.

2.5 Account and Password Information. iPass will assign to Customer a unique password and identification code used to access the iPass Solution Partner web site. Customer may not transfer or share its accounts with anyone. Customer is solely responsible for assigning usernames and passwords ("Credentials") to End Users for accessing the Service and for imposing any limitations on the disclosure of such Credentials as Customer may deem appropriate.

2.6 Detailed Usage Data. iPass will provide Customer with Detailed Usage Data in iPass' standard form on a monthly basis.

3. CUSTOMER RESPONSIBILITIES

3.1 General. Customer will provide to iPass reasonable cooperation and assistance in connection with the implementation and performance of the Services.

3.2 Business Entity Realms, Satisfaction and Billing. Customer is responsible for placing each order for the iPass Corporate Access, as defined in Exhibit A, with iPass according to iPass' then current policies and for billing Users, and paying iPass, for all usage of the Services authenticated by Customer or Business Entities. iPass may contact Users for any reason pertaining to such User's use of the Service, upon notice to Customer. Customer shall cooperate with iPass by providing all existing and new Managed Access End User's information, including but not limited to, company names and contact details.

iPass reserves the right to ask Customer for all End User records if the Agreement terminates pursuant to Section 6. Domain names, or realms, are construed by iPass to be owned by the entities ("Realm Owners") that have registered them for general Internet use with registration entities such as Network Solutions, Inc. Customer does not own or control these realms by virtue of having registered them with iPass or having paid any fees associated with such registration. At the request of a Realm Owner, iPass may remove a realm from its system or re-assign a realm to another distributor of iPass services. Should a Business Entity communicate in writing to Customer or to iPass its reasonable dissatisfaction with Customer with regard to Customer's resale of the iPass Services (a dispute solely related to price shall not be considered reasonable dissatisfaction), the notified party shall promptly give notice to the other party, and iPass and Customer shall work together in good faith to resolve the issue to Business Entity's reasonable satisfaction. If in iPass' reasonable determination the issue is not resolved within thirty (30) days after Customer's receipt of notice of a Business Entity's reasonable dissatisfaction, iPass may revoke Customer's appointment under Section 2.2 with respect to such Business Entity and may refer such Business Entity to another iPass distributor or provide services directly to such Business Entity without any liability to Customer.

3.3 User Agreements. Before making available any Services to a User, Customer will enter into a User Agreement with such User covering the Service to be provided. Customer will enforce each User Agreement with at least the same degree of diligence used in enforcing similar agreements covering customer's of Customer's own services or products. Customer will not waive, amend, or agree to terms that would tend to negate the terms listed in Exhibit C. Customer shall promptly notify iPass of any material breach of any User Agreement and will cooperate with iPass and/or iPass suppliers in any legal action to prevent or stop unauthorized use, reproduction, or distribution of the Software or Services. iPass may decline to accept orders to provide Services to Users in its sole discretion without any liability to Customer. iPass may, and may require Customer to, suspend or terminate Services to a User who breaches the terms of the User Agreement. Upon request, Customer will provide iPass a copy of each User Agreement entered into by Customer and Users.

4. TRAINING

4.1 Training. iPass makes available training in use of the Services and other areas. Such training and the applicable fees are indicated in Exhibit A, and Customer may elect to receive such training at any time.

4.2 Technical Support and Sales and Marketing Training. iPass makes available training for technical-support and sales personnel. The applicable fees are indicated in Exhibit A. Customer will have at a minimum two (2) employees trained in iPass' Technical Training Curriculum and at a minimum two (2) employees trained in iPass' Sales and Marketing Curriculum within thirty (30) days after the Effective Date, or as soon thereafter as a training class is available. At all times during the term of this Agreement following the initial training, Customer agrees to maintain employment of at least two (2) employees who have received Technical Training Curriculum and at a minimum two (2) employees who have received Sales and Marketing Curriculum and who have attended any applicable refresher courses provided by iPass.

4.3 Training Locations; Cancellation Policy. Training sessions are held at locations designated by iPass. iPass may agree to provide training on-site at Customer's premises at the prices set forth in **Exhibit A**. In the event that Customer desires to reschedule an on-site training session, Customer must provide iPass with two weeks prior written notice and reschedule the session to a date acceptable to iPass. Customer shall be responsible for payment to iPass, in accordance with Section 5.3, of all of iPass' non-refundable out of pocket expenses incurred by iPass with respect to any cancelled or rescheduled training.

5. SERVICE RATE PLAN AND FEES

5.1 Service Rate Plan. Customer agrees to pay for usage of the Service on a monthly basis in accordance with the Service Rate Plan set forth in the Order Form (the "Service Rate Plan"). iPass may change the Service Rate Plan upon notice to Customer, such change to be effective within thirty (30) days after the date of such notice.

5.2 Business Entity Minimum Monthly Commitment.

For each Business Entity's use of iPass Corporate Access, Customer will pay iPass the greater of (i) such Business Entity's usage under the Service Rate Plan and (ii) such Business Entity's Business Entity Minimum Commitment multiplied by the result of one less the Usage Discount, each month for the Business Entity Term, beginning the first full calendar month after the expiration of the Business Entity Implementation Period for such Business Entity. Each Business Entity's usage shall be taken separately and only usage fees owed by Customer to iPass for a specific Business Entity apply toward that Business Entity's Business Entity Minimum Commitment. At the end of each Business Entity Term, unless iPass receives written notice from Customer at least thirty (30) days prior to the end of the Business Entity Term of Customer's intention not to renew for such Business Entity, the Business Entity Term shall renew for additional one year periods. If any Business Entity Term is not renewed, iPass will be entitled to cease providing the applicable Services for the Business Entity.

5.3 Payment. Within thirty (30) days after the end of each calendar month, iPass will invoice Customer for use of the Service, any Business Entity Minimum Monthly Commitment amounts owed, and any other fees due for Services provided for such month by posting an invoice on iPass' website. All pricing and payments hereunder will be in US Dollars and are due and payable within thirty (30) days after the date of invoice. iPass may terminate or modify the terms of credit payments, when, in its sole discretion iPass reasonably believes that its payments may be at risk. All rights of Customer and Users are expressly made conditional upon timely payment, without right of set off, of all amounts due by Customer, whether or not specifically covered by this Agreement. Overdue payments will accrue simple interest, at the lesser of one and one-half percent (1.5%) per month or the maximum rate allowed by law, from due date until paid, and Customer will pay iPass' cost of collection. Without limiting iPass' other available rights and remedies, iPass reserves the right to suspend or to terminate the Service to Customer and Users ten (10) days after sending written notice of an arrearage. iPass may include on an invoice, and Customer agrees to pay for, (i) any Service authenticated by Customer or Users within one-hundred and eighty (180) days before the date of the invoice and (ii) any corrections to amounts invoiced, within one-hundred and eighty (180) days after the date of the corrected invoice.

5.4 Taxes. All fees stated herein exclude, and Customer will pay, any sales, use, property, license, value added, excise, withholding or similar tax, related to purchasing and reselling the Service and licensing and sublicensing the Software or exercise of its rights under this Agreement and any related

duties, tariffs, imposts and similar charges, excluding taxes based on iPass' net income.

5.5 Expenses. Except as provided in this Agreement, both parties shall be solely responsible for their respective expenses in performing under this Agreement, which include without limitation personnel compensation, bonuses and benefits; costs and expenses of running its sales organization and offices; and advertising and promotion expenses.

6. TERM; TERMINATION

6.1 Term. The term of this Agreement will commence on the Effective Date and continue, unless earlier terminated in accordance with the terms of this Agreement, for the length of time indicated in the Order Form thereafter (the "Initial Term"). This Agreement may be renewed for additional one (1) year terms (each, a "Renewal Term") upon execution of a mutual written agreement between the parties. The pricing in effect for such Renewal Term shall be determined by referring to the pricing schedules in effect at the beginning of such Renewal Term. The Initial Term and any Renewal Terms are referred to collectively as the "Term."

6.2 Termination for Breach. Without limiting Section 5.3, either party may terminate this Agreement upon material breach of the other Party, if such material breach continues for sixty (60) days after written notice of such breach is provided to the breaching party, except in the case of failure to pay fees in accordance with Section 5, which must be cured within ten (10) days after written notice of such failure is provided by iPass.

6.3 Termination for Convenience. iPass may terminate this Agreement, without cause or penalty, at any time provided iPass gives Customer at least thirty (30) days prior written notice of such termination.

6.4 Effects of Termination. Upon expiration or termination all licenses granted hereunder will immediately terminate, Customer will immediately remove all iPass Marks and the iPass Web Content from its services, return or destroy all Software in its possession, and each party will return all copies of the other party's Confidential Information. Sections 1, 5, 6.3, 8.4, 8.6, 9, 10, 11, and 12 will survive any expiration or termination of this Agreement.

6.5 No Liability for Termination. Neither party shall incur any liability whatsoever for any damage, loss, or expenses of any kind suffered or incurred by the other arising from or incident to any termination of this Agreement that complies with the terms of the Agreement. Without limiting the foregoing, neither party shall be entitled to any damages on account of prospective profits or anticipated sales. Both parties agree to waive the benefit of any law or regulation providing compensation to the other party arising from the termination or failure to renew this Agreement and both parties hereby represent and warrant that such waiver is irrevocable and enforceable by the other. However, all payments normally due to one party by the other party shall be paid in full immediately upon termination of this Agreement and no damages arising from events other than the rightful termination of this agreement are waived.

6.5 Termination in the Event of a Bankruptcy. Without prejudice to any other rights or remedies iPass may have, iPass may terminate this Agreement upon notice and with immediate effect if an interim order is made, or a voluntary arrangement approved, or if a petition for a bankruptcy order is presented or a bankruptcy order is made against Customer or if a receiver or trustee is appointed of Customer's state, or a voluntary arrangement is approved or an administration order is made, or a receiver or administrative receiver is appointed of any of Customer's assets or undertaking or a resolution or petition to wind you up is passed or presented (otherwise than for the purpose of reconstruction or amalgamation) or if any circumstances arise which entitle the court or a creditor to appoint a receiver, administrative receiver or administrator or to present a winding up petition or make a winding up order.

7. BRANDING/CUSTOMER LISTS

7.1 Branding. Customer agrees, and agrees to require each Business Entity, to incorporate and display the iPass trademarks and logos set forth in Exhibit D, as such Exhibit may be amended from time to time by iPass by notice to Customer ("iPass Marks") in each copy of software connection applications with iPass POPs, all Customer web sites mentioning the Service, all help files relating to the Service and all printed collateral referring to the Service. Customer will have at a minimum one (1) web page describing the iPass Services. Customer agrees to update its information on the iPass Services on its website and in other materials at a minimum of once a quarter to reflect current information on the iPass Services. Customer shall also mention the iPass name in all press releases related to the Services. Customer shall obtain iPass' written approval prior to using any iPass Mark. iPass will supply Customer with appropriate graphics for Client Software applications, web promotional banners, and logos for print and web uses.

7.2 Customer Lists. Customer consents to the use of its name in iPass' customer lists. In no event does the use of Customer's name in such list reflect Customer's opinion as to the quality of the Service and iPass agrees it will not attribute any endorsement of the Services to Customer. Additionally, Customer agrees to be a reference for iPass, upon iPass' reasonable request.

8. LICENSES; OWNERSHIP

8.1 Software License. Subject to the terms and conditions of this Agreement, iPass hereby grants Customer a royalty-free, worldwide, nonexclusive, non-transferable, non-assignable license to install and execute the Server Software on up to three (3) designated servers and one backup server for Customer and for each Business Entity subscribing to Corporate Access, to sublicense the Server Software to Business Entities subscribing to Corporate Access and to reproduce, install, and execute the Client Software on Users' computers solely for their use of the Service and to sublicense the Client Software to Users.

8.2 Web Content License. Subject to the terms and conditions of this Agreement, iPass hereby grants to Customer a non-exclusive, worldwide license to reproduce, publicly display, and publicly perform the iPass Web Content on Customer's web site. Customer will not modify the iPass Web Content without iPass prior written approval.

8.3 Trademarks. Subject to the terms and conditions of this Agreement, iPass hereby grants to Customer a royalty-free, non-exclusive, non-transferable, non-sublicensable license to use the iPass Marks in Customer's advertising, promotion and marketing of the Services. Customer, when incorporating and displaying the iPass Marks, will comply with iPass' usage policy as provided by iPass to Customer from time to time ("Usage Guidelines"). Customer acknowledges iPass' ownership and exclusive rights in the iPass Marks, and Customer's use of the

iPass Marks shall accrue to the benefit of iPass. Without limiting any of the foregoing, Customer shall state at the first instance of each use of an iPass Mark that the iPass Mark is iPass' trademark and shall include the symbols TM and ® as appropriate. Customer shall not use any trademark, word, symbol, letter, or design in combination with the iPass Marks in a manner that would create a combination mark. Customer shall not attempt to register the iPass Marks or adopt, use or attempt to register any confusingly similar mark. Customer agrees that the quality of its products and services to be provided in connection with any of the iPass Marks will be substantially the same as the quality of such other Customer products and services. Upon request, Customer shall provide, at its own expense, samples of usage of the iPass Marks for iPass to inspect prior to usage. iPass may reject any sample if it is contrary to the Usage Guidelines or iPass believes in good faith that the use will damage the recognition value or reputation for quality associated with the iPass Marks. Customer shall modify nonconforming uses promptly and in any event within 30 days after notice from iPass. iPass may immediately terminate the trademark license granted in this Section 8.3, if Customer's use does not conform to the Usage Guidelines or this Section 8.3 within such 30 day period. If the license granted to Customer under this Section 8.3 terminates for any reason, Customer will immediately cease all use of the iPass Marks. Customer will inform iPass of any unauthorized use of the iPass Marks by others if it comes to Customer's attention. iPass has the sole right and discretion to bring legal or administrative proceedings to enforce iPass' trademark rights.

8.4 Software and Web Content Use Restrictions. Customer acknowledges that the Software contains the valuable trade secrets of iPass, and Customer agrees not to cause or permit the reverse engineering, translation, disassembly, or decompilation of, or otherwise to attempt to derive the source code of, such Software, whether in whole or in part, except to the extent that laws in Customer's jurisdiction give Customer the right to do so to obtain information necessary to enable the Software to interoperate with other software; provided that Customer must first notify iPass of its desire to reverse engineer the Software, and iPass may, in its discretion, either provide such interoperation information to Customer or impose reasonable terms and conditions on such use of the Software to ensure that iPass' and its suppliers' proprietary rights are protected. Customer will not use, reproduce, modify, prepare derivative works of, distribute, sublicense, loan, sell, or otherwise transfer the Software or iPass Web Content in any manner or for any purpose except as expressly permitted in Section 8.

8.5 Ownership. As between the parties, iPass or its suppliers will retain all title, copyright and other proprietary rights in and to the Service, the Software, the iPass Web Content, and any other technology, services, or materials that iPass may provide to Customer hereunder. All rights in and to the foregoing not expressly granted to Customer in this Agreement are reserved to iPass and its suppliers. In particular, but without limiting the generality of the foregoing, no right to or license in the source code for the Software is granted hereunder. Customer will not obfuscate, alter, or remove any copyright, trademark, or other proprietary notice or legend on or in the Software or Phonebook and will include all such markings in all copies of such materials.

8.6 Service Use Restrictions. Customer will not use nor permit the use of the Service to take any actions that (i) infringe on any third party's copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy; (ii) violate any applicable law, statute, ordinance or regulation (including those regarding export control); (iii) are defamatory, trade libelous, threatening, harassing, or obscene; or (iv) interfere with or disrupt network users, services or equipment. Disruptions include distribution of unsolicited bulk emails or chain letters; causing an excessive or disproportionate load on iPass' or its suppliers' infrastructure; distribution of viruses, Trojan horses, worms, or other similar harmful or deleterious programming routines; and the unauthorized entry to any machine accessible via the network. Customer will comply with the usage policies of iPass' suppliers. The iPass Phonebooks are proprietary to iPass and are an integral part of the Service. Customer agrees that it will not use the POPs, any content of the iPass Phonebooks, iPass dial-in scripts, or other materials incorporated in the Software or made available to Customer via the Service in any manner except in the normal course of usage of the Service. iPass may, in its discretion, revise the service use restrictions in this Section 8.6 upon thirty (30) days' prior notice to Customer. Customer is responsible for ensuring that End Users comply with the applicable terms and conditions of the Agreement with respect to use of the Service and the Software, including the terms of this Section 8.5. Customer will indemnify and hold harmless iPass from any loss, liability, cost, or expense arising from or relating to (i) Customer's or Customer's End Users' failure to comply with this Section, (ii) Customer's Users' use of or inability to use the Services or (iii) Customer's or Customer's End Users' other acts, omissions or representations.

9. DISCLAIMER OF WARRANTY.

9.1 Disclaimer of Warranty. THE SOFTWARE, THE SERVICE, THE iPASS MARKS, THE iPASS WEB CONTENT, AND ALL ASSOCIATED DOCUMENTATION AND MATERIALS ARE PROVIDED TO CUSTOMER AND ALL END USERS "AS IS," WITHOUT ANY WARRANTY OF ANY KIND. WITHOUT LIMITING THE FOREGOING, iPASS AND ALL iPASS SUPPLIERS EXPRESSLY DISCLAIM ANY AND ALL WARRANTIES, CONDITIONS, AND REPRESENTATIONS OF ANY KIND, WHETHER EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT. NEITHER iPASS NOR ANY iPASS SUPPLIER WILL BE LIABLE FOR ANY THIRD-PARTY NETWORK FAILURE. iPASS AND ITS SUPPLIERS SPECIFICALLY DO NOT WARRANT THAT THE iPASS SOFTWARE OR SERVICES WILL MEET CUSTOMERS' REQUIREMENTS, WILL BE UNINTERRUPTED, TIMELY, SECURE, ERROR FREE, AVAILABLE ON A SPECIFIED DATE OR TIME OR WILL HAVE THE CAPACITY TO MEET CUSTOMER'S DEMAND DURING SPECIFIC HOURS. ACCESS TO THE NETWORK CANNOT BE GUARANTEED, AND DISCONNECTION MAY OCCUR FROM TIME TO TIME. CUSTOMER ACKNOWLEDGES THAT IT HAS NOT ENTERED INTO THIS AGREEMENT IN RELIANCE UPON ANY WARRANTY OR REPRESENTATION.

9.2 No Pass-Through Warranty. Customer shall make no representations or warranties concerning the Software, the Phonebook or the Services on behalf of iPass or any iPass supplier and shall indemnify iPass from any loss, liability, cost, or expense arising from or relating to misrepresentations regarding the Service, the Phonebook or the Software.

10. LIMITATIONS OF LIABILITY. IN NO EVENT WILL iPASS OR iPASS' SUPPLIERS BE LIABLE TO CUSTOMER OR END USERS, OR TO ANYONE WITH WHOM THE FOREGOING COMMUNICATE, FOR ANY LOST PROFITS, LOST DATA, OR EQUIPMENT DOWNTIME, OR FOR ANY SPECIAL, INCIDENTAL, EXEMPLARY, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE USE OF THE SOFTWARE, THE iPASS WEB CONTENT, ANY OTHER MATERIALS PROVIDED HEREUNDER, OR THE SERVICE (WHETHER FROM BREACH OF CONTRACT OR WARRANTY, FROM NEGLIGENCE, STRICT LIABILITY OR OTHER CAUSE OF ACTION), EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT WILL iPASS' AGGREGATE LIABILITY RELATED TO THIS AGREEMENT EXCEED THE FEES ACTUALLY PAID BY CUSTOMER FOR THE SIX (6) MONTHS PRECEDING THE FIRST EVENT GIVING RISE TO LIABILITY. THE FOREGOING LIMITATION IS CUMULATIVE WITH ALL PAYMENTS BEING AGGREGATED TO DETERMINE SATISFACTION OF THE LIMIT. THE EXISTENCE OF ONE OR MORE CLAIMS WILL NOT ENLARGE THE LIMIT.

iPass and its suppliers exercise no control whatsoever over the content of the information passing through their systems. By its very nature, the Internet contains offensive or harmful material, in some cases under descriptions that have been mislabeled or are otherwise deceptive. Customer and Users must exercise their own due diligence before relying on information available on the Internet, and must determine that they have all necessary rights to copy, publish, or otherwise distribute such information under copyright and other applicable laws. Given the current regulatory and technical environment, Customer should not have an expectation of privacy in its online activities. Neither iPass nor its suppliers will be liable for any consequences of obtaining Internet access, including those suffered as a result of accessing Internet information and content, such as accessing information with offensive, inaccurate or inappropriate content, the possibility of contracting computer viruses, or unauthorized access to or alteration, theft, or destruction of any data, files, programs, procedures, or information through accident, fraudulent means or devices, or any other method, regardless of whether such damage occurs as a result of iPass' or its suppliers' negligence.

The foregoing limitations of liability will apply notwithstanding the failure of essential purpose of any limited remedy herein. Customer acknowledges that the fees paid under this agreement reflect the allocation of risk set forth herein and iPass would not enter into this agreement without these limitations of liability.

11. CONFIDENTIAL INFORMATION. Each party will hold the other party's Confidential Information in confidence and will use the same efforts to maintain the confidentiality of the other party's Confidential Information as it uses to protect its own confidential information of a similar nature, but in any event no less than reasonable efforts. Neither party will disclose such Confidential Information to third parties nor use the other party's Confidential Information for any purpose other than the purposes of this Agreement. Confidential Information does not include information that: (a) is already known by the receiving party at time of disclosure; (b) becomes, through no act or fault of the receiving party, publicly known; (c) is received by the receiving party from a third party without a restriction on disclosure or use; or (d) is independently developed by the receiving party without reference to Confidential Information of the disclosing party. A party may disclose Confidential Information of the other party to the extent required to be disclosed by a court or governmental agency pursuant to a statute, regulation or valid order; provided that the receiving party first notifies the disclosing party and gives the disclosing party the opportunity to seek a protective order or to contest such required disclosure.

12. GENERAL PROVISIONS.

12.1 Governing Law. This Agreement will be governed in all respects by the laws of the State of California,

USA, without regard to conflicts of law principles that would require the application of the laws of any other jurisdiction. This Agreement expressly excludes the application of the United Nations Convention on Contracts for the International Sale of Goods. Both parties consent to jurisdiction in California and further agree that any cause of action brought by Customer arising out of or relating to this Agreement must be brought only in a court in Santa Clara County, California.

12.2 Language. The official text of the Agreement (and any Attachments hereto or notice submitted hereunder) will be in English. In the event of any dispute concerning the construction or meaning of this Agreement, reference will be made only to this Agreement as written in English and not to any translation into another language.

12.3 Severability; Waiver. If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. The parties agree to replace any invalid provision with a valid provision that most closely approximates the intent and economic effect of the invalid provision. The waiver by either party of a breach of any provision of this Agreement will not operate or be interpreted as a waiver of any other or subsequent breach.

12.4 Compliance with Laws. At its sole expense, Customer will comply with all applicable laws and regulations, including exportation, regarding its activities related to this Agreement. If required, Customer will obtain any governmental authorizations, and Customer will provide proof of such compliance upon request. Customer will indemnify and hold harmless iPass from any loss, liability, cost, or expense arising from or relating to Customer's failure to comply with this Section.

12.5 Headings; Construction. Headings are for reference purposes only and in no way define, limit, construe or describe the scope or extent of any section hereof or in any way affect this Agreement. When used in this Agreement, unless otherwise expressly stated, "including" means "including, without limitation" and "discretion" means sole discretion. Unless otherwise expressly stated, when a Party's approval or consent is required under this Agreement, such Party may grant or withhold its approval or consent in its discretion. This Agreement will be interpreted in accordance with its terms and without any strict construction in favor of or against either Party. iPass' suppliers are intended third party beneficiaries of Sections 8.5, 8.6, 9 and 10..

12.6 Successors and Assigns. Customer may not assign its rights or delegate its duties under this Agreement without iPass' written consent which consent will not be unreasonably withheld. Any attempted assignment in violation of the foregoing will be void and of no effect. iPass' network access suppliers are third party beneficiaries of the disclaimers and liability limitations of this Agreement.

12.7 Force · Majeure. If performance of this Agreement, or any obligation hereunder (other than the obligation to pay fees), is prevented, restricted or interfered with by any act or condition whatsoever beyond the reasonable control of the affected party (including without limitation the failure of any suppliers to perform), the party so affected, upon giving prompt notice to the other party, will be excused from such performance to the extent of such prevention, restriction or interference.

12.8 Independent Contractors. The parties to this Agreement are independent contractors, and no agency, partnership, joint venture, employee-employer or franchiser-franchisee relationship is intended or created by this Agreement. Neither party may take any actions that are binding on the other party.

12.9 Notice. Any notices required or permitted hereunder will be given to the attention of the Legal Department at the address specified in the Order Form or at such other address as a party will specify in writing. Notice will be deemed given: upon personal delivery; if sent by confirmed facsimile, upon confirmation of receipt; if sent by overnight courier, upon receipt; or, if sent by certified or registered mail, postage prepaid, three (3) days after the date of mailing.

12.10 U.S.A. Government Users. Any distribution to or use of any Software by the U.S. government or its agencies (for example, U.S. embassy employees) is conditioned upon the government agreeing that such software is comprised of "commercial computer software" and "commercial computer software documentation" as such terms are used in 48 C.F.R. 12.212 and are provided to the U.S. Government (i) for acquisition by or on behalf of civilian agencies, consistent with the policy set forth in 48 C.F.R. 12.212; or (ii) for acquisition by or on behalf of units of the U.S. Department of Defense, consistent with the policies set forth in 48 C.F.R. 227.7202-1 through 227.7202-3. Customer will be responsible for ensuring that the Software and related documentation is correctly marked as required by the applicable regulations governing such materials when delivered to the U.S. government.

12.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which will be taken together and deemed to be one instrument.

12.12 Entire Agreement. This Agreement and any Exhibits attached hereto constitute the entire agreement between the parties concerning Customer's use of the Software, iPass Web Content and Service and iPass' provision of such materials and Service. This Agreement replaces and supersedes any prior oral or written understandings, communications or representations except for any Nondisclosure Agreement between the parties, the terms of which shall govern any and all disclosures of Confidential Information prior to the Effective Date. Purchase orders are not permitted to modify or vary the terms of this Agreement. Any different or additional terms set forth therein that are not expressly agreed to in writing by both parties will not apply and are hereby rejected. Customer acknowledges that it has not entered into this Agreement in reliance upon any warranty or representation except those that may be specifically set forth in this Agreement. This Agreement may be modified only by written agreement signed by an authorized representative of Customer and a corporate officer of iPass.

Exhibit A

SERVICE RATE PLAN AND OTHER PRICING AND SERVICES

1. Service Rate Plan

1.1 Discount Calculation

For purposes of calculating the discount in Table 1 below, the Customer shall receive a discount based on the Combined Usage. Customer shall qualify for a specific discount level ("Discount") if Customer's Combined Usage is equal to or greater than the minimum dollar amount to qualify for such discount level as listed in Table 1 below for two (2) consecutive months. Customer's discount shall be reduced if for two (2) consecutive months Customer's Combined Usage is below the minimum dollar amount to qualify for such discount level as listed in Table 1 below; and Customer's discount shall be reduced to the discount level opposite Customer's Combined Usage in the second month in Table 1 below. The change in Discount shall be applied by the fifteenth day of the month following the month in which Customer has qualified for such new Discount.

Table 1- Customer Discount Schedule

Combined Usage	Usage Discount (Co-Branded iPassConnect Dialer)	Discount on Annual and One-Time Fees
███████████████████	███████████████████	███████████████████

2. Service Rate Plan Regions

2.1   **Dial-Up Regions.** Only dial-up, ISDN and PHS POPs are included in the following Regions (each a "Dial-Up Region"). The various Regions are set forth below.

Region A ("North America"): United States, Canada (except for POPs included in Region G and United States Territories)

Region B ("Western Europe"): Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom (except for POPs included in Region H)

Region C ("Asia Pacific 1"): Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand (except for POPs included in Region I)

Region D ("Latin America 1"): Argentina, Brazil, Chile, Colombia, Costa Rica, Mexico, Panama, Peru, Puerto Rico, Venezuela, Uruguay (except for POPs included in Region J)

Region E ("Eastern Europe, Asia Pacific 2, Latin America 2"): Albania, Anguilla, Aruba, Antigua and Barbuda, Bahamas, Bangladesh, Barbados, Belarus, Belize, Bermuda, Bhutan, Bolivia, Bosnia-Herzegovina, Brunei, Bulgaria, Cambodia, Cayman Islands, Croatia, Cyprus, Czech Republic, Dominica, Dominican Republic, Ecuador, El Salvador, Estonia, Fiji Islands, French Guiana, Gibraltar, Guam, Guatemala, Guyana, Haiti, Honduras, Hungary, Iceland, Israel, Jamaica, Laos, Latvia, Lichtenstein, Lithuania, Macau, Macedonia, Malta, Martinique, Mongolia, Myanmar, Nepal, Netherlands Antilles, Nicaragua, Pakistan, Papua New Guinea, Paraguay, Poland, Romania, Russian Federation, Saipan Island, Slovak Republic, Slovenia, Sri Lanka, Turkey, Turks and Caicos Islands, Ukraine, U.S. Virgin Islands, Vietnam, Yugoslavia (except for POPs included in Region K)

Region F ("Middle East, Africa, Rest of World"): All locales not included in Regions A, B, C, D, E above (except for POPs included in Region K)

Region G ("North America Toll Free"): All Toll Free POPs in the United States and Canada

Region H ("Western Europe Toll Free"): All Toll Free POPs in Region B.

Region I ("Asia Pacific 1 Toll Free"): All Toll Free POPs in Region C.

Region J ("Latin America 1 Toll Free"): All Toll Free POPs in Region D.

Region K ("Rest of World Toll Free"): All Toll Free POPs in Regions E or F.

2.2   **Broadband Regions.** Only broadband POPs are included in the following Regions (each a "Broadband Region", and together with the Dial-Up Regions, the "Regions"). The POPs included in a Broadband Region are those commercially available as of the Effective Date of this Agreement. iPass reserves the right to change the definition of the Broadband Regions and pricing upon notice to Customer, such change to be effective within thirty (30) days after the date of such notice.

Region A-GBR ("North America Wired Broadband"): Broadband access points in United States (except for access points included in United States Territories) and Canada using Wired Broadband access technology.

Region A-GBR WiFi ("North America Wireless Broadband"): Broadband access points in the United States (except for access points included in United States Territories) and Canada using Wired Broadband access technology.

Region B-GBR ("Western Europe Wired Broadband"): Broadband access points in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom using Wired Broadband access technology.

Region B- GBR WiFi ("Western Europe Wireless Broadband"): Broadband access points in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom using Wireless Broadband access technology.

Region C-GBR ("Asia Pacific 1 Wired Broadband"): Broadband access points in Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand using Wired Broadband access technology.

Region C- GRB WiFi ("Asia Pacific 1 Wireless Broadband"): Broadband access points in Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand using Wireless Broadband access technology.

Region O- GBR ("Other Wired Broadband"): Broadband access points in all locals not included in Regions A-GBR, A-GBR WiFi, B-GBR, B-GBR WiFi, C-GBR, and C-GBR WiFi using Wired Broadband access technology.

Region O- GBR WiFi ("Other Wireless Broadband"): Broadband access points in all locals not included in Regions A-GBR, A-GBR WiFi, B-GBR, B-GBR WiFi, C-GBR, and C-GBR WiFi using Wireless Broadband access technology.

Notwithstanding the foregoing, a country's inclusion in any particular region for these purposes is subject to change by iPass in its discretion upon written notice to Customer detailing the change and, if any country is subject to a US embargo or other export restriction, it will not be deemed included in the foregoing list, the Service will not be available from such country, and Customer agrees not to use the Software or the Service in such country.

3. IPASS MANAGED ACCESS

The fees for iPass Managed Access consist of usage fees. Business Entities added to Customer's iPass Managed Access service offering do not incur a service fee, and no Business Entity Minimum Commitment is required for the iPass Managed Access Service. Customer will pay iPass for usage as shown in Table 2 below. Customer will use common iPass Client Software for all of its Users.

Table 2—iPass Managed Access Fees

Description	Fee
Usage Fees	*Usage* iPass' Managed Access Standard Retail Price ("Managed Access SRP") for each Region is as follows and is subject to change within the terms of this Agreement. Pricing is based on Managed Access SRP in the applicable Region and session length. Price to Customer for all usage of Managed Access Service authenticated by Customer or Users is Managed Access SRP*(1 - Usage Discount). For all usage of Managed Access Service in Dial-up Regions, Customer shall pay the rates set forth below, less the Usage Discount, pro rated to the session length. For any usage of Managed Access Service in Broadband Regions, Customer shall pay the rates set forth below, less the Usage Discount, per End User. *Managed Access SRP* *Dial-Up Regions—Price per hour* ■■■■■■■■■■■■■■■■■■■■■ *Broadband Regions—Price per Minute* ■■■■■■■■■■■■■■■■■■■■■ Fees will be billed and are due and payable according to Section 5 of the Agreement.
Start Up Service	iPass will provide the services indicated on Table 3 below free of charge, as such list may be updated by iPass by giving Customer thirty (30) days written notice prior to such change taking effect.

Table 3-Start Up Services

Service	
Redundant access to iPass' expanding global network	✓
Automatic Phonebook updates	✓
Automatic iPassConnect updates	✓
RoamServer software updates	✓
Monthly Statement and Call Detail Records (CDRs)	✓
Training materials, help desk and deployment materials	✓
Monitoring for authentication failures	✓
Customized iPassConnect dialers	1
Authentication realms (domains)	1
Insert Customer numbers in custom Phonebook	✓
Technical Training Curriculum	1 Web-based session
Sales and Marketing Training Curriculum	1 Web-based session
Participation in ongoing Web-based Help Desk Training	✓
Seats per year in iPass regional training	2

4. IPASS CORPORATE ACCESS

iPass Corporate Access pricing is a combination of annual fees, Business Entity Minimum Commitments and usage fees. For each Business Entity added, Customer will pay a separate Business Service Fee in addition to a Business Entity Minimum Commitment.

Customer will pay iPass for usage as shown in Table 4 below.

Table 4—iPass Corporate Access Fees

Description	Fee
Usage Fees and Business Entity Minimum Commitment	*Usage* Corporate Access Standard Retail Price ("Corporate Access SRP") will vary based on Business Entity's selected Home Region, level of Business Entity Minimum Commitment, and duration of the initial Business Entity Term. Corporate Access SRP is as posted on the iPass web site and is subject to change within the terms of this Agreement. Pricing is based on Corporate Access SRP in the applicable Region and session length. Price to Customer for all usage of Corporate Access Service authenticated by Business Entities is Corporate Access SRP*(1 - Usage Discount). For all usage of Corporate Access Service in Dial-up Regions, Customer shall pay Corporate Access SRP, less the Usage Discount, pro rated to the session length. For any usage of Corporate Access Services in the Broadband Regions, Customer shall pay the rates set forth below, less the Usage Discount, per End User. *Broadband Regions—Price per Minute*  *Business Entity Minimum Commitment* Business Entity Minimum Commitment per month per Business Entity. Fees will be billed and are due and payable according to Section 5 of the Agreement.

Basic Business Service Fee	████(1-Discount on Annual and One Time Fees) per Business Entity. This fee includes the basic
(Customer has the option of electing the Premium Service Fee of ████ (1- Dscount on Annual and One Time Fees) in exchange for the Premium Services in Table 5 below)	services identified in Table 5 below, as such list may be updated by iPass by posting such updates on its website and giving Customer thirty (30) days written notice prior to such change taking effect. Fees will be included on the invoice and are due and payable in the month of registration of the Business Entity and yearly, on the anniversary of the month of registration thereafter.

Table 5—Services included with the Business Service Fees

SUPPORT SERVICE	BASIC	PREMIUM
Core Operational Services		
Redundant access to iPass' expanding global network		
Automatic phone book updates		
Automatic iPassConnect updates		
RoamServer Software and ongoing updates		
VPN integration		
Training, Help Desk and Deployment materials		
Monitoring for authentication failures		
7 * 24 Customer Help Desk support (Tier 2)		
iPass Connect Services		
Authentication realms		
Customization of iPassConnect		
Ongoing iPassConnect updates		
Insert numbers in custom phone book		
Training		
Initial training curriculum and ongoing annual training		
Number of dedicated web conference training sessions		
Participation in open web conference training sessions scheduled by iPass		
Seats in open regional technical training sessions scheduled by iPass		
Customization of Help Desk Training		
Access to self-paced training materials on iPass training portal		
Download end user tutorial to customer intranet		
Training, Help Desk, and Deployment Materials		
Usage Reporting		
Monthly Statement		
Monthly Detailed Usage Data (CDRs)		
Daily Call Detail Records (CDRs)		
Other Services		
Network escalation notification (via e-mail)		
NetServer for corporate (in-house) RAS numbers		
VPN Lab access (up to 1 day/quarter)		

5. iOQ. The following item does not count towards Customer's Minimum Monthly Commitment or Business Entity's Minimum Commitment.

5.1 iOQ Service.

The service ("iOQ" or "iOQ Service") enables Customer and Business Entities subscribed to Corporate Access for whom Customer has purchased the iOQ Service ("iOQ Participants") to view, on the password-protected iPass website located at http://helpdesk.ipass.com (the "iOQ Web Site"), data related to dial-in access attempts including dial-in problems and errors encountered by End Users and other relevant data made available by iPass separately for each iOQ Participant and for Customer for it's Managed Access Users if Customer elects to purchase iOQ for such Users (the "Data") on a daily basis, and updated intermittently during the day, in approximately fifteen minute intervals, after the Data is transmitted to iPass' applicable server upon successful connection by an End User. At the end of each week, iPass will make available the cumulative Data for that week. iPass will only be responsible for making the Data available on a daily and weekly basis as described herein, and will not be responsible for providing the Data in any other manner or at any other frequency, or for storing or archiving any Data. iPass will issue a unique username and password for Customer (for its Managed Access Users, if applicable) and for each iOQ Participant for secure access to Customer's/iOQ Participant's Data ("iOQ Credentials"). Customer acknowledges and understands that the iOQ Credentials will be needed to access the iOQ Web Site and the Data.

Customer may purchase iOQ with respect to any Business Entity for Customer's own business use or for resale to such Business Entity. If Customer purchases the iOQ Service with respect to a Business Entity for resale to such Business Entity, Customer will make the iOQ Credentials available to such Business Entity immediately after iPass has issued such iOQ Password to Customer. If an iOQ Participant requests that Customer not have access to its Data, and Customer agrees to such request, Customer will notify iPass of such request in writing and supply iPass with such iOQ Participant's contact information to enable iPass to provide the iOQ Credentials directly to such iOQ Participant.

If in any month the total number of an iOQ Participant's End Users who have used the Service in such month is greater than the number of End Users covered by the iOQ payment option elected by Customer, iPass reserves the right to automatically upgrade Customer to the iOQ service option which will cover all of iOQ Participant's End Users. For instance if Customer has elected the 1,000 User option and an iOQ Participant in a given month has 1,225 End Users, iPass will automatically upgrade such iOQ Participant to the 2,000 End User option and pricing and will invoice Customer accordingly. Customer may cancel the iOQ Service for itself or any iOQ Participant at any time by giving iPass at least thirty (30) days written notice and such cancellation will take effect upon the first day of the calendar month which is at least thirty (30) days from the date of iPass' receipt of such notice. For example, if Customer sends iPass notice of cancellation on March 15th, the iOQ Service will continue through the end of April and the cancellation will take effect on May 1.

5.2 iOQ Permitted Use and Restrictions

Subject to the terms and conditions of this Agreement, Customer may use the iOQ Web Site, the iOQ Credentials, and the Data during the Term of this Agreement solely to assist and support Business Entities and End Users in using the Service. The Data and the iOQ Credentials are deemed Confidential Information of iPass. Customer will not (i) except for the purpose set forth above in this Section (b), modify, adapt, alter, rearrange, reclassify, decompile or recompile or otherwise manipulate the Data, or merge the Data with other data or information; (ii) use the iOQ Web Site to access the Data of any party other than its own and its Users, (iii) circumvent or attempt to circumvent any security measures implemented by iPass to protect the iOQ Credentials, iOQ Web Site or the Data, or (iv) sublicense, rent, lease, loan, market, distribute or otherwise transfer Data or any part thereof to third parties.

5.3 iOQ Orders

Customer shall indicate on each Business Entity order whether Customer wishes to subscribe to iOQ for such Business Entity and such other information that iPass reasonably requires, including but not limited to the number of End Users. If Customer chooses to subscribe to iOQ for its Managed Access Users, Customer shall send iPass written notice of such decision, indicating the number of Active Users.

5.4 iOQ Fees

Each month, Customer will pay iPass the fees set forth in the table below for iOQ with respect to each iOQ Participant, and Customer for it's Managed Access Users, if Customer so elects. As used below, "Active User" means an End User who actually used the Service during the billing month. For clarification purposes, each iOQ participant, and Customer for its Managed Access Users, will be taken separately, the number of End Users calculated, and billed on a separate basis.

Number of Active Users Per IOQ Participant	Retail Fees Per Month (subject to Discount on Annual and One-Time Fees)
████████████████████████████	████████████████████████████

6. **SEPARATELY ORDERABLE ITEMS.** The following services will be provided as indicated on the Order Form or as otherwise agreed by the parties. Customer can request service not included in the annual packages, or order additional services for Customer or for Customer's Business Entities. None of the items below count towards Customer's Minimum Monthly Commitment or Business Entity's Minimum Commitment. If iPass agrees to provide such additional services, any fees for such additional services will be included on Customer's invoice and are due and payable in the month in which such service is invoiced.

6.1 Onsite Technical Consulting, Software Installation, Support

Price to Customer   ████████████████

Customer can also request additional services not set forth in Exhibit B.

6.2 Training

The pricing below is for training requested by Customer (for Customer or a Business Entity) beyond that training included in Customer's Start Up Services. Discount on Annual and One-Time Fees shall be applied to this price.

The table below describes optional training services available beyond that training included in Customer's (or a Business Entity's) Support Service package as set forth in Section 4 of Exhibit A. (Note the services defined in Training Package #3 are included in the Premium Support Service package set forth in Section 4, Table 5 of Exhibit A.)

Training Item	Training Package #2	Training Package #3
Initial training curriculum and ongoing annual training		
Number of dedicated web conference training sessions		
Participation in open web conference training sessions scheduled by iPass		
Seats in open Regional Technical Training sessions scheduled by iPass		
Customization of Help Desk Training		
Access to self-paced training materials on iPass training portal		
Download end user tutorial to customer intranet		
Training, Help Desk and Deployment materials		
Cost		

6.3 Travel and Lodging Expenses.

Where support, training, or other services require iPass representatives to travel, Customer shall pay iPass'. reasonable expenses including travel and lodging expenses.

6.4 Additional Services.

Customer may elect the following services for the following prices:

Customization of Additional Client Software
Additional Realms
Daily Preliminary Detailed Usage Data



EXHIBIT B

CUSTOMIZED SERVICES AND SUPPORT

1. SOFTWARE INSTALLATION SUPPORT. iPass personnel will work remotely with Customer to assist the Customer in the installation of the Server Software on Customer's systems.

2. TECHNICAL SUPPORT

    2.1 Definitions. Any capitalized terms used herein and not defined below are defined in the Agreement.

        (a) **"First Level Technical Support"** means taking End User calls, getting complete information from End Users regarding problems experienced by such End Users, testing the user name and password, eliminating common End User errors, checking the network status page and escalating unresolved issues with written documentation detailing steps taken prior to escalation.

        (b) **"Second Level Technical Support"** means providing assistance to First Level Technical Support help desk for issues that cannot be resolved through First Level Technical Support.

        (c) **"Third Level Technical Support"** means providing technical assistance to Customer's authorized Second Level Technical Support personnel for technical issues that cannot be resolved by Second Level Technical Support.

    2.2 First Level Technical Support and Second Level Technical Support. Customer will be responsible for providing its Users First Level Technical Support and Second Level Technical Support. Second Level Technical Support personnel who have received training regarding the Service and the Software from iPass pursuant to Section 4 of the Agreement will be authorized to contact the applicable Third Level Technical Support centers at iPass to resolve any problems that cannot be resolved by First Level Technical Support or Second Level Technical Support. Customer may change its authorized contacts for Third Level Technical Support at any time upon written notice to iPass so long as any new authorized contacts have completed the requisite iPass training.

    2.3 Third Level Technical Support. iPass will provide Customer with Third Level Technical Support in accordance with iPass standard procedures. iPass will only be obligated to provide Third Level Technical Support for the Software if Customer has installed all Updates released by iPass which fix errors in the Software in accordance with Section 2.4 below. Customer must have its password and id available in order to access and submit a request, absent which iPass will have no obligation to provide Customer with Third Level Technical Support.

    2.4 Software Updates. iPass will notify Customer regarding the availability of Updates and make any applicable Updates available to Customer free of charge through the iPass web site and/or automatic downloads. Unless an Update has been delivered to Customer as a patch to correct an urgent problem (in which case distribution to Users will be immediate upon receipt), Customer will distribute to its Users all Updates within thirty (30) days of such Update being made available to Customer.

    2.5 Requested Changes. Should Customer desire that any changes be made to the Software or implemented in the Service, Customer may submit a written request to iPass detailing the nature of the requested change. iPass agrees to analyze such proposed changes in good faith and respond in writing detailing the feasibility, expense, and anticipated schedule for implementing such change; provided that nothing hereunder obligates iPass to agree to make such change. Should the parties so agree in writing, iPass will make such change to the Software or the Service in accordance with the terms mutually agreed upon by the parties.

3. TRAINING. iPass will perform training services as agreed upon by the parties and in accordance with the terms of this Agreement.

Exhibit C

Customer when used herein has the same meaning as in the Agreement, Customer should change the word "Customer" herein to its name to avoid confusion with its customers.

Minimum User Terms

1. Customer and its suppliers exercise no control whatsoever over the content of the information passing through their systems, and access to the Internet is provided solely on an "as is" basis. You agree to be bound by the usage policies of iPass' suppliers. Neither Customer nor its suppliers warrant, nor do they assume responsibility for, any consequences suffered by any person as a result of Internet access including, without limitation, those suffered as a result of accessing Internet information and content, such as the possibility of contracting computer viruses, accessing information with offensive, inaccurate or inappropriate content, etc. Neither Customer nor its suppliers shall be responsible for any damages suffered by any person as a result of obtaining Internet access. You acknowledge and agree that iPass may disclose your usage data to Customer and other third parties. You acknowledge and agree that all users must exercise their own due diligence before relying on any information available on the Internet, and must determine that they have all necessary rights to copy, publish or otherwise distribute any such information available on the Internet under copyright and other applicable laws. By its very nature, the Internet contains offensive or harmful material, in some cases under descriptions that have been mislabeled or are otherwise deceptive. We expect that you will use caution—and common sense—in using the Internet.

2. CUSTOMER AND ITS SUPPLIERS DISCLAIM ALL WARRANTIES AND CONDITIONS OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT. IPASS AND ITS SUPPLIERS SHALL NOT BE LIABLE FOR ANY THIRD-PARTY NETWORK FAILURE. Use of any information obtained via the service is at your own risk. iPass and its suppliers specifically deny any responsibility for the accuracy or quality of information obtained through their services. iPass and its suppliers also do not guarantee continuous, uninterrupted or secure access to the Internet or to your home account. Customer and its suppliers do not warrant that the Services will be available on a specified date or time or that the network will have the capacity to meet your demand during specific hours. Access to the network cannot be guaranteed, and you may be unable to access the network at any time, and disconnections from the network may occur from time to time. Neither Customer nor its suppliers will be liable for any damage that you may suffer arising out of use, or inability to use, the services or products provided hereunder. Neither Customer nor its suppliers will be liable for unauthorized access to or alteration, theft or destruction of your data files, programs, procedures, or information through accident, fraudulent means or devices, or any other method, regardless of whether such damage occurs as a result of Customer's or its suppliers' negligence. If you remain connected to the Service without activity for five (5) minutes, you may be disconnected.

Some jurisdictions do not allow the disclaimer of implied warranties, so the foregoing disclaimer may not apply to you. This warranty gives you specific legal rights and you may also have other legal rights that vary from jurisdiction to jurisdiction.

3. IN NO EVENT SHALL CUSTOMER OR ITS SUPPLIERS BE LIABLE FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, OR FOR INTERRUPTED COMMUNICATIONS, LOST DATA OR LOST PROFITS, ARISING OUT OF OR IN CONNECTION WITH THE SERVICE. Some countries and states do not allow the limitation of liability, so the foregoing limitation may not apply to you.

4. You may not use the Services to take any actions or make any statements that: (a) infringe on any third party's copyright, patent, trademark, trade secret or other proprietary rights or rights of publicity or privacy; (b) violate any applicable law, statute, ordinance or regulation (including without limitation those regarding export control); (c) are defamatory, trade libelous or unlawfully threatening; (d) are pornographic or obscene; (e) violate any laws regarding unfair competition, antidiscrimination or false advertising, or (f) result in the distribution of viruses, Trojan horses, worms, time bombs, cancelbots, chain letters or other similar harmful or deleterious programming routines, or (g) result in the unauthorized entry to any other machine accessible via the network. You may not use the services to distribute any bulk unsolicited emails or otherwise cause an excessive or

disproportionate load on Customer's or its suppliers' infrastructure, or to otherwise interfere with or disrupt network end users, services or equipment. Any access to other networks connected to Customer's and its suppliers' networks must comply with the rules appropriate for such networks. Violation of the foregoing may result in termination of access. Given the current regulatory and technical environment you should not have an expectation of privacy in your online activities

5. iPass and its suppliers shall be deemed to be third-party beneficiaries of this agreement, with the right to enforce the terms of this agreement.

6. In this Agreement, Customer's suppliers include iPass Inc. and its Suppliers. You agree that this Agreement is expressly for the benefit of Customer and its suppliers and may be enforced by them.

7. You may not resell or redistribute any of the Services.

8. Subject to the terms and conditions of this agreement, Customer grants to you a non-exclusive, non-transferable, limited license right exercisable solely during the term of this agreement to install and use iPassConnect. You acknowledge that the software contains the valuable information of iPass and its suppliers, and agree not to cause or permit the modification, reverse engineering, translation, disassembly, or decompilation of, or otherwise to attempt to derive the source code of such software, whether in whole or in part (except to the extent permitted by applicable law). You will not obfuscate, alter or remove any copyright, trademark or other proprietary notice or legend on or in the software and associated documentation and will include all such markings in all copies of such materials.

9. The Services may be suspended or terminated if you breach these terms.

ADDITIONAL TERMS FOR USER AGREEMENTS WITH BUSINESS ENTITIES

10. Any breach of these terms by your End Users shall be deemed a breach by you.

11. Subject to the terms and conditions of this Agreement, Customer grants you the following royalty-free, non-exclusive, non-transferable, limited license rights exercisable solely during the term of this Agreement: (a) the right to reproduce, exactly as provided by Customer, object code copies of the Client Software, as needed for distribution to your users; and (b) the right to distribute such copies of the Client Software software solely to your users. [Only if the Business Entity has subscribed to Corporate Access: Subject to the terms and conditions of this agreement, Customer grants to you a non-exclusive, non-transferable, limited license right exercisable solely during the term of this agreement to install and use the Server Software on servers at your location solely in order to provide the service to your users.] You may make a reasonable number of copies of the Client Software for archival purposes. You acknowledge that the software contains the valuable information of iPass and its suppliers, and agree not to cause or permit the modification, reverse engineering, translation, disassembly, or decompilation of, or otherwise to attempt to derive the source code of such software, whether in whole or in part (except to the extent permitted by applicable law). You will not obfuscate, alter or remove any copyright, trademark or other proprietary notice or legend on or in the software and associated documentation and will include all such markings in all copies of such materials.

12. [*Only if the Business Entity has subscribed to iOQ*: You acknowledge and understand that the iOQ Password will be needed to access the iPass iOQ Web Site and data related to dial-in access attempts (the "Data"). Subject to the terms and conditions of this agreement, you may use the iOQ Web Site, the iOQ Password, and the Data during the term of this agreement solely to assist and support end users in using the service. The Data and the iOQ Passwords are deemed Confidential Information of Customer and its suppliers. You will not (i) except for the purpose set forth above in this Section, modify, adapt, alter, rearrange, reclassify, decompile or recompile or otherwise manipulate the Data, or merge the Data with other data or information; (ii) use the iOQ Web Site to access the Data of any party other than its own, (iii) circumvent or attempt to circumvent any security measures implemented by Customer and its suppliers to protect the iOQ Password, iOQ Web Site or the Data, or (iv) sublicense, rent, lease, loan, market, distribute or otherwise transfer Data or any part thereof to third parties.]

EXHIBIT D
IPASS MARKS



iPass^{TM}
NetServer^{TM}
RoamServer^{TM}
iPassConnect^{TM}